Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 2, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Launches 2025 Asset Handbook and Sustainability Report

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) announces the publication of its 2025 Asset Handbook and 2025 Sustainability Report. “Our Asset Handbook is a comprehensive review of our assets that highlights the breadth and diversity of our portfolio and the tremendous exposure we have to the resource optionality of many of the world’s best mineral trends,” said Paul Brink, President & CEO. “We are proud to report on our leading approach to sustainability, programs and commitments and to provide a detailed review of our portfolio of assets with the release of our Sustainability Report.”

Asset Handbook

The 2025 Asset Handbook provides an overview of the portfolio. It describes each of our material assets including their performance to date and outlook. It also provides the underlying Mineral Resources and Mineral Reserves associated with those assets.

Leading gold-focused royalty and streaming company:

●	Since our 2007 IPO we have achieved compounded annual growth rate of 16% in total shareholder returns
●	Growth in annual GEOs of 2.8x and revenue of 7.4x since 2008
●	Eighteen consecutive years of dividend increases with approximately $2.5 billion paid

Largest and most diversified portfolio of cash-flow producing assets:

●	119 cash-flow producing assets generated ~$1.0 billion in Adjusted EBITDA in 2024
●	Portfolio well diversified by asset, operator, geography and commodity, with no single asset expected to contribute more than 15% of revenue in 2025
●	Long-life portfolio with M&I Resource Royalty Ounce Mine Life of 38 years for our mining assets

Strong growth outlook:

●	Growth driven by mine expansions and new mine starts. Long-term optionality in gold, copper and nickel and exposure to approximately 70,500km2 on some of the world’s great mineral trends
●	No debt, $1.7 billion in available capital and a strong pipeline of precious metal opportunities

Sustainability Report

Our 2025 Sustainability Report outlines our accomplishments in 2024 and our commitments to further our ESG leadership. Highlights of the report include:

Responsible Capital Allocation:

●	Continue to monitor the performance of our major assets in the categories of health and safety, carbon footprint, water management and risk, tailings management, and biodiversity

Community and Industry Contributions:

●	Increased year-over-year funding of community contributions in partnership with operators and continued support for mining industry organizations and diversity initiatives

Good Governance and Shareholder Alignment:

●	One of Corporate Knights’ Best 50 Corporate Citizens in Canada in 2024 and third-ranked mining company in The Globe and Mail’s 2024 Board Games

●	High level of Board and management share ownership, totalling over C$200 million

Diversity, Inclusion and Well-Being:

●	Welcomed a new diverse director to our Board
●	Growth of the Franco-Nevada Diversity Scholarship program

Climate Action:

●	First year measuring against our emission reduction targets for our corporate emissions adopted in 2024

Transparency and Recognition:

●	Alignment of ESG reporting with leading reporting standards and frameworks, including SASB, GRI and transitioning from TCFD to reporting in alignment with IFRS Sustainability Disclosure Standards
●	Recognition from rating agencies, including rated “AA” by MSCI and Top-Rated Gold Company by Sustainalytics, and rated “Prime” by ISS ESG

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.